

August 14, 2018

Bill O'Donnell
Chief Accounting Officer
MetLife, Inc.
200 Park Avenue
New York, NY 10166-0188

      Re: MetLife, Inc.
          Form 10-K for the Year Ended December 31, 2017
          Filed March 1, 2018
          File No. 001-15787

Dear Mr. O'Donnell:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Mr. Stephen Gauster